By fax (+1 202 772 9207) and post

RECEIVED

2001 JUN 25 A 5: 27

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

FICE OF INTERNATIONAL
CORPORATE FINANCE

+46 8 6147852   Tel
+46 8 6148770   Fax
+46 706079269   Mobile

Attention: Division of International Corporate Finance

Bank

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184   **SUPPL**

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to
Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea acquires C shares for the Long Term Incentive
Programme 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the
Securities and Exchange Commission with the information set forth above and the documents
being transmitted herewith pursuant to the Rule shall not constitute an admission for any
purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the
undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07024686

PROCESSED

JUN 2 8 2007

THOMSON
FINANCIAL

Nordea Bank AB (publ)

Johan Ekwall

Johan Ekwall

Nordea Bank AB (publ)

www.nordea.com

Company registration number/VAT number 516406-0120/SE663000019501. The board is domiciled in Stockholm, Sweden

Nordea acquires C shares for the Long Term Incentive Programme 2007

On 15 June 2007 Nordea Bank AB (publ) acquired all 3,120,000 C shares in Nordea from Alecta pensionsförsäkring, ömsesidigt (Alecta), in accordance with the to Alecta directed offer 30 May 2007 for the acquisition of shares. The acquisition is part of the implementation of Nordea's Long Term Incentive Programme 2007. Payment for acquired shares was made in cash at a price of EUR 1.00192 per share.

Nordea Bank AB (publ) currently after the transaction holds 5,276,099 own ordinary shares and 3,120,000 own C shares. The total amount of shares in the company is 2,594,108,227 ordinary shares and 3,120,000 C shares.

The C shares will be converted to ordinary shares.

For further information:
Steen Christensen, Group Human Resources, +45 3333 3049
Torben Laustsen, Group Identity and Communications, +46 8 614 7916



END